Raven Gold Corp.

May 30, 2006

Mr. Francis R. Biscan Jr.
President & CEO
Tara Gold Resources Corp.

Re: Joint Venture Agreement on the La Currita Groupings, near Temoris, Chihuahua, Mexico between Amermin S.A. de C.V., a 97% owned subsidiary of Tara Gold Resources Corp. (Tara) and Raven Gold Corp. (RAVEN) in trust for a Mexican subsidiary to be created at a later date. The La Currita Groupings are approximately 192 acres and are known as Sulema 2, El Rosario, La Curra, and La Currita (Head of group).

Dear Mr. Biscan;

We are pleased to present the following terms regarding the La Currita Groupings.

Terms:
1.	Upon the signing of this Agreement, RAVEN agrees to purchase 25% of Tara’s interests in the La Currita Groupings by completing the following;

a)
Make a non-refundable payment of US$75,000.00, coinciding with the signing of this Agreement (the payment will be refundable if a satisfactory title search is not secured by RAVEN from Tara by August 17, 2006);

b)	Make a payment of US$125,000.00 by August 17, 2006;
c)	Make a payment of US$150,000.00 by October 17, 2006;
d)	Make a payment of US$300,000.00 by December 17, 2006; and
e)	RAVEN must issue to Tara 250,000 Rule 144 restricted common shares.

Upon signing of this Agreement, Tara agrees to:
a)	Make available a certified copy of title for the La Currita Groupings as soon as one is received or no later then August 17, 2006.

2.
RAVEN agrees to make all property payments and any other payments deemed necessary to maintain the properties and keep in good standing the full interest in the La Currita Groupings and continue to make these payments as long as the Joint Venture outlined in this agreement is in effect. Payments will be escrowed for payment at least 14 days before payment is due.

3.	RAVEN will make an additional payment of US $100,000.00 on every anniversary date of this agreement to maintain its interests earned, and to keep the Joint Venture in good standing.

4.
On a monthly basis, the net operating revenue derived from La Currita will be distributed at the interest level earned, according to the overall terms of this agreement, by each party on the last day of the month during which the revenue was generated.

5.
Raven will have the right to invest up to a maximum of $500,000.00 Start-Up Capital, which is unrelated to any payments or expenditures within this agreement, under special terms. Whereby the investment will be paid back out of net operating revenue at a rate higher then the current interest earned. On a monthly basis, 60% of the net operating revenue derived from La Currita, will be set aside and credited or paid out to Raven towards recovery of the Start-Up Capital investment by Raven. The remainder of the net operating revenue derived from La Currita, during the recovery of the Start-Up Capital phase, will be distributed to Tara. Once the full amount of the Start-Up Capital has been recovered from the 60% set aside, the revenue sharing will revert back to the interest that has been earned according to the overall terms of this agreement.

6.
RAVEN may increase its interest in the La Currita project to 40% thereby reducing Tara’s interest in the La Currita Groupings to 60%, after first notifying Tara of RAVEN’s intentions and after the following conditions have been met:

a.
RAVEN spends an additional US$1.0 million, over and above the Start-Up Capital, on exploration and development within 18 months of the date this agreement is signed. Tara agrees that RAVEN will be the operator overseeing the additional US$1.0 million expenditure; however, Tara may have it representatives on location at any and all times to observe all operations, and may audit expenditures as necessary;

b.
RAVEN will supply the expertise and expenditures, within the amount outlined in 6)a., necessary to achieve monthly production at the La Currita Processing Plant of 4,500 tons per month for 3 consecutive months and maintain ongoing production of a minimum of 4,000 tons per month;

c.
Once RAVEN has notified Tara in writing, along with supporting documents, that it has spent US$1.0 million in exploration work on La Currita, the Joint Venture Partners agree to enter into a standard joint venture agreement by which it will have a 40% working interest in the La Currita Groupings and Tara will own a 60% interest. At this point, RAVEN is to be appointed operator of the joint venture and will remain the operator as long as it maintains it’s 40% participation in the joint venture by paying all property payments and it’s proportionate share of expenses or decides to withdraw from such responsibility; and

d.	RAVEN issues to Tara an additional 250,000 Rule 144 restricted common shares at notification to increase its interest.

7.
A standard dilution clause will apply in case one of the partners decides not to participate financially for its proportionate share in any exploration or development program submitted by the operator. Should the operator decide not to present any exploration or development programs, the other party can present one and become the operator.

As a basis for the dilution clause, each party will be deemed to have invested the following amount of money in the La Currita Groupings:

1.	RAVEN: US$1,600,000 (representing its 40% interest); and
2.	Tara: US$2,400,000 (representing its 60% interest).

Once a participant has been diluted to a 10% interest, this interest will automatically convert into a 3% N.S.R. and the joint venture agreement will become null and void. For a period of no longer then 1 year, the majority party will have the option to reduce the 3% NSR to 1% in exchange for a US$2,000,000 payment;

8.
Each party, as long as their original participation is maintained, will have one vote each in the decisions of the joint venture management committee. An arbitration clause will be included in case of disagreement;

9.	It is also agreed that RAVEN has an option to increase its interest in the La Currita Groupings to 60% thereby reducing Tara’s interest in the La Currita Groupings to 40%, on the following conditions:

a.
RAVEN spends an additional US$2.5 million over and above the US$1.0 million expenditures outlined in 6(a) above on exploration and development within 36 months of the date this agreement is signed. Tara agrees that RAVEN will remain as operator overseeing the US$2.5 million expenditure; however, Tara may have it representatives on location at any and all times to observe all operations, and may audit expenditures by RAVEN as necessary;

b.
RAVEN will supply the expertise and expenditures, within the amount outlined in 9)a., necessary to achieve monthly production at the La Currita Processing Plant of 9,000 tons per month for 3 consecutive months and maintain ongoing production of a minimum of 8,000 tons per month;

c.	RAVEN issues to Tara 250,000 Rule 144 restricted common shares at notification to increase its interest; and

d.	RAVEN agrees that after it has earned its 60%, Tara will receive 90 days, from the date of approval of any exploration budget, to pay its proportionate share of actual expenditures.

The dilution clause outlined in 7 above, will be revised upon RAVEN increasing its interests to 60%, and as a basis for the dilution clause, each party will be deemed to have invested the following amount of money in the La Currita Groupings;

1	RAVEN: US$4,100,000 (representing its 60% interest); and
2	Tara: US$2,733,333 (representing its 40% interest).

10.	RAVEN agrees that it will divide any economic benefits gained through this agreement based in the earned interest at the time of benefit.

11.
It is understood that Tara has an agreement with Paramount Gold Mining Corp, which hit holds under the “San Miguel Joint Venture Agreement” dated August 3rd, 2005 to supply and process ore at the La Currita Mill at a minimum rate of 75 tons per day and its first right of refusal to participate in any mill improvement that will increase the daily capacity of the La Currita mill operation, therefore increasing RAVEN’s minimum rate (75 tpd) proportionally.

12.
Should RAVEN decide not to pursue exploration efforts, then RAVEN will cease to be the operator. In such a case, RAVEN will continue to hold its earned interest in the La Currita Groupings and all portions of this agreement shall remain in effect and binding on each party, but may be diluted out as outlined clause 7 above.

13.
Subject to any disclosure requirements as promulgated by the Securities and Exchange Commission, the parties agree to consult each other and agree on joint news releases in the event of any public disclosure. Furthermore, all news releases shall be jointly reviewed and released with the following format included at the beginning of each news release: “CHICAGO, “Appropriate Date” (MARKETWIRE) - (Other OTC: TRGD.PK) Tara Gold Resources Corp. and Raven Gold Corp (“ABCI.PK”) Raven Resources is pleased to announce... This text may be revised by Tara at any time.

14.	Either party in the joint venture shall have first right of refusal on the sale of any portion of its interest in the La Currita Groupings to a third party for 30 days from the date of notification.

Subject to any disclosure requirements as promulgated by the Securities and Exchange Commission, the parties agree to consult each other and agree on joint news releases in the event of any public disclosure.

The parties mutually understand that, subject to the conditions contained herein, this letter constitutes a binding agreement.

Please indicate your concurrence with the foregoing by affixing your signature below, and thereafter transmitting such executed copy in the manner heretofore described.

DATED this May 30, 2006

Per:  /s/ Gary Haukeland

President
Raven Gold Corp.
16403-87th Street
Osoyoos, B.C. Canada
V0H 1V2

DATED this May 30, 2006	DATED this May 30, 2006
Per: /s/ Francis R. Biscan Jr. Francis R. Biscan Jr.	Per: /s/ Ramiro Trevizo Ledesma
President & CEO Tara Gold Resources Corp.	President Amermin S.A. De C.V

   .

La Currita Property Payment Schedule

Date of Payment	Payment Amount (U.S.$)
June 25, 2006	$50,000	Paid
July 25, 2006	$50,000	Paid
August 25, 2006	$50,000
September 25, 2006	$50,000
October 25, 2006	$50,000
November 25, 2006	$50,000
December 25, 2006	$50,000
January 25, 2007	$50,000
February 25, 2007	$50,000
March 25, 2007	$50,000
April 25, 2007	$50,000
May 25, 2007	$25,000

Taxes Due on final payment	$180,000

Total Property Payments	$575,000.00